UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS LAUNCHING SCREENING COMPLEX AT COAL TERMINAL IN INDIA’S
VISHAKHAPATNAM
Moscow, Russia — March 21, 2014 — Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that its subsidiary Мechel Somani
Carbon Private Limited launched a screening facility at coal terminal in
Vishakhapatnam on India’s east coast. This will greatly expand Mechel’s capacity for marketing coal on the promising Indian market.
Mechel Somani Carbon Private Limited’s screening facility on the basis of the coal terminal enables the company to sort anthracites supplied by Mechel’s mining enterprises. Its chief consumers are small and medium-sized businesses.
The screening facility’s project capacity is set at up to 250,000 tonnes a year.
Mechel gradually increases sales of its coal in India. In 2014, the joint venture plans to market a total of 250,000 tonnes of anthracites, which will make up 20% of India’s anthracite market.
“The Indian market, where demand for coal continues to grow, is of strategic interest to us. As of now, India annually buys 110 million tonnes of steam coal and 40 million tonnes of coking coal. Experts estimate that by 2020 India will be importing up to 120 million tonnes of coking coal of various grades.
Considering the favorable forecasts for the future, Mechel’s efforts are aimed not only at building up stable ties directly with all kinds of clients, but also at setting up necessary infrastructure,” Mechel Mining Management Company OOO’s
Chief Executive Officer Pavel Shtark noted.
Note for editors:
Мechel Somani Carbon Private Limited is a joint venture set up by Mechel Carbon in partnership with Somani Group in 2011. Mechel Carbon owns 51% shares in the venture. The company is tasked with distributing metallurgical coal on the
Indian market.
Somani Group is focused on growth in core sectors of Indian economy such as
Steel, Coal, Power, Engineering and Education. Somani Group has long standing joint ventures with world known companies.
***

Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 21, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO